UNITED STATES

SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2004

ANGIOTECH PHARMACEUTICALS, INC.

(Registrant's name)

1618 Station Street,

Vancouver, B.C.

Canada V6A 1B6

(604) 221-7676

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F              Form 40-F    X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____   No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-__________.

EXHIBIT INDEX

Exhibit Number	Description of Document
1

Angiotech Pharmaceuticals, Inc. today reported that its corporate partner, Boston Scientific Corp. announced today that it is expanding its voluntarily worldwide recall to include certain additional units of its TAXUS(TM) Express2(TM) Paclitaxel-Eluting Coronary Stent Systems. Boston Scientific is also beginning a voluntary recall of certain units of its Express2(TM) Coronary Stent Systems (bare metal stents). Boston Scientific has notified the U.S. Food and Drug Administration (FDA) and plans to notify officials in other affected countries.

FORWARD-LOOKING STATEMENTS

Statements contained herein that are not based on historical fact, including without limitation statements containing the words "believes," "may," "will," "estimate," "continue," "anticipates," "intends," "expects" and words of similar import, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements.  Such factors include, among others, the following: general economic and business conditions, both nationally and in the region in which the Company operates; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company's filings with the Securities and Exchange Commission.  Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.  The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statement contained herein to reflect future result, events or developments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANGIOTECH PHARMACEUTICALS, INC.

Date:  July 16, 2004

      By: /s/ David Hall

      Name: David M. Hall

      Title: Chief Financial Officer

Exhibit 1

Form 51-102F3

Material Change Report

Item 1

Name and Address of Company

Angiotech Pharmaceuticals, Inc.

1618 Station Street, Vancouver, BC, Canada V6A 1B6

Item 2

Date of Material Change

Friday, July 16, 2004

Item 3

News Release

A press release providing notice of the material change was issued on Friday, July 16, 2004 via Canada NewsWire and PR Newswire.

Item 4

Summary of Material Change

Angiotech Pharmaceuticals, Inc. today reported that its corporate partner, Boston Scientific Corp. announced today that it is expanding its voluntarily worldwide recall to include certain additional units of its TAXUS(TM) Express2(TM) Paclitaxel-Eluting Coronary Stent Systems. Boston Scientific is also beginning a voluntary recall of certain units of its Express2(TM) Coronary Stent Systems (bare metal stents). Boston Scientific has notified the U.S. Food and Drug Administration (FDA) and plans to notify officials in other affected countries.

Item 5

Full Description of Material Change

See attached press release.

Item 6

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

This report is not filed on a confidential basis

Item 7

Omitted Information

Not applicable.

Item 8

Executive Officer

Contact:                 David M. Hall, Chief Financial Officer
Telephone:             (604) 221-7676

Dated at the City of Vancouver, in the Province of British Columbia, this 16th    day of June, 2004.

Angiotech Pharmaceuticals, Inc.

DAVID M. HALL, CHIEF FINANCIAL OFFICER

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR THIS REGULATION THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

FOR IMMEDIATE RELEASE
NEWS RELEASE
Friday, July 16, 2004

Angiotech Partner to Recall Additional Coronary Stent Systems

VANCOUVER, July 16, 2004 -- Angiotech Pharmaceuticals, Inc. (NASDAQ: ANPI; TSX: ANP), today reported that its corporate partner, Boston Scientific Corp. announced today that it is expanding its voluntarily worldwide recall to include certain additional units of its TAXUS(TM) Express2(TM) Paclitaxel-Eluting Coronary Stent Systems. Boston Scientific is also beginning a voluntary recall of certain units of its Express2(TM) Coronary Stent Systems (bare metal stents). Boston Scientific has notified the U.S. Food and Drug Administration (FDA) and plans to notify officials in other affected countries.

On July 2, Boston Scientific announced the recall of approximately 200 TAXUS Express2 Paclitaxel-Eluting Coronary Stent Systems, due to characteristics in the delivery catheters that have the potential to impede balloon deflation during a coronary angioplasty procedure. Since then, the Company has conducted further analysis and investigation of the TAXUS Express2 (paclitaxel-eluting) and Express2 (bare metal) stent systems, both of which share the same delivery catheter, and has identified additional production lots which may exhibit these characteristics. While the number of customer reports of balloon deflation difficulty is extremely small, patient safety is the Company's paramount concern, and therefore it has chosen to initiate this broader recall. Impeded balloon deflation can result in significant patient complications, including coronary artery bypass graft surgery and death. The Company has received reports of one death and 18 serious injuries associated with balloon deflation for the TAXUS stent system, and two deaths and 25 serious injuries associated with balloon deflation in the Express2 (bare metal) stent system. The units being recalled were manufactured at the Company's Galway, Ireland and Maple Grove, Minnesota facilities.

The recall will involve approximately 85,000 TAXUS stent systems and approximately 11,000 Express2 stent systems. Overall, Boston Scientific has shipped more than 500,000 TAXUS stent systems and more than 600,000 Express2 stent systems. The recall does not affect the Express(TM) SD and LD biliary stent systems.

Boston Scientific implemented a review of its manufacturing process, additional inspections, and an FDA-approved modification to the manufacturing process for these products. The current and future production are not expected to experience similar balloon deflation problems.

"Patient safety continues to be our highest priority," said Jim Tobin, President and Chief Executive Officer of Boston Scientific. "We have every confidence these products are safe and effective, and we expect that these measures will go a long way toward reducing the occurrence of these events. We regret any disruption this recall may cause to physicians and their patients. We're fortunate that current TAXUS inventory levels will minimize service disruption in the United States, but we do expect some disruption internationally. We will continue to monitor the quality and performance of the affected products, and we will take appropriate action to ensure patient safety."

Today's action does not affect patients who have already received these stents, because the difficulty is with the delivery system and occurs at the time of insertion, not afterward.

Institutions with affected units will be receiving packages outlining the recall process and should immediately discontinue use of these units. Clinician and patient inquiries may be directed to Boston Scientific at 800- 832-7822.

Boston Scientific expects that the recall will impact the financial results for the second quarter. On a preliminary basis, it is expected that the impact will include the reversal of sales related to the recalled products of approximately $45 million (pre-tax) and a write-down of inventory of approximately $50 million (pre-tax).

In light of today's announcement, Boston Scientific will postpone the announcement of its financial results for the second quarter, originally scheduled for Monday, July 19, so that it may finalize the adjustments necessitated by the recall. Boston Scientific plans to reschedule the call for Monday, July 26, at a time to be announced next week.

Boston Scientific officials will be discussing this press release with analysts on a conference call at 3:45 p.m. (ET) today. Boston Scientific will webcast the call to all interested parties through its website www.bostonscientific.com. Please see the website for details on how to access the webcast. The webcast will be archived and available for 10 days on the Boston Scientific website.

Boston Scientific is a worldwide developer, manufacturer and marketer of medical devices whose products are used in a broad range of interventional medical specialties. For more information, please visit: http://www.bostonscientific.com.

Vancouver-based Angiotech Pharmaceuticals, Inc., a specialty pharmaceutical company focusing on drug-coated medical devices and biomaterials, is dedicated to enhancing the performance of medical devices and biomaterials through the innovative uses of pharmacotherapeutics.  To find out more about Angiotech Pharmaceuticals, Inc. (NASDAQ: ANPI; TSX: ANP), please visit our website at www.angiotech.com.

Statements contained herein that are not based on historical or current fact, including without limitation statements containing the words "anticipates," "believes," "may," "continue," "estimate," "expects," "may" and "will" and words of similar import, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, among others, the following: general economic and business conditions, both nationally and in the regions in which the Company operates; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company's filings with the United States Securities and Exchange Commission or the Canadian securities regulators. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. The Company does not assume the obligation to update any forward-looking statements.

FOR ADDITIONAL INFORMATION:

Contact:  Rui Avelar, Angiotech Pharmaceuticals, Inc.

(604) 221-7676 ext 6996

Media:  Eric Starkman, Starkman & Associates

(212) 252-8545 ext 12

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